Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Keira Nakada
Doug Jones
Daniel Morris
Lilyanna Peyser

Re:	PET Acquisition LLC

Draft Registration Statement on Form S-1

Confidentially Submitted on October 2, 2020

CIK No. 0001826470

Ladies and Gentlemen:

On behalf of our client PET Acquisition LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated October 29, 2020 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments are set forth below, followed by the corresponding responses from the Company. For ease of reference, the headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff’s comments, which are set out in bold-type. The page references in the Company’s responses correspond to the page numbers of the revised draft Registration Statement on Form S-1 (“Submission No. 2”), which is being confidentially submitted via EDGAR concurrently with this response.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

Draft Registration Statement on Form S-1

Cover Page

1.

Please revise the cover page and summary to disclose the conversion rights of the Class A, Class B-1, and Class B-2 common stock. In this regard, we note your disclosure elsewhere suggesting that each share of Class A can be converted into one share of each of Class B-1 and Class B-2, and that one share each of Class B-1 and Class B-2 may together be converted into one share of Class A.

We advise the Staff that only the sponsors will beneficially own shares of the Company’s Class B-1 and Class B-2 common stock. As further described in our response to comment No. 17, the Class B-1 and B-2 common stock, each of which has limited voting rights as compared to the Company’s Class A stock that will be publicly held, have been designed to ensure that one of its sponsors, CPP Investments, complies with certain voting limitations under the Canada Pension Plan Investment Board Act. As described on page 150 of Submission No. 2, a holder of Class A common stock can convert such stock into Class B-1 and Class B-2 common stock only if that stockholder already owns shares of Class B-1 or Class B-2 common stock. As a result, no public shareholder will be eligible to convert Class A common stock shares. For these reasons, we do not view the conversion rights to be sufficiently material to investors in the Class A common stock to necessitate disclosure on the cover.

2.	Please revise to clarify whether you intend to register in this offering the shares of Class A common stock that are issuable upon conversion of the Class B-1 and Class B-2 common stock.

We advise the Staff that the Company does not intend to register in this offering the shares of Class A common stock that are issuable upon conversion of the Class B-1 and Class B-2 common stock at this time. As disclosed on pages 49, 50, 149 and 157 of Submission No. 2, the Company expects to enter into a registration rights agreement with its principal stockholder, which will be indirectly controlled by the Company’s sponsors, relating to such shares of common stock.

Summary, page 1

3.

Please revise to provide a brief history of your relationship with your Sponsor. Your current disclosure is unclear as to why the initial notes were issued and whether there was a pre-existing relationship between Scooby LP and the company or its affiliates.

We advise the Staff that Submission No. 2 has been revised on page 13 to provide a brief acquisition history of the Company and its sponsors and on pages 13 and 56 to disclose that the Company issued the initial notes to its sponsors and certain other noteholders to finance the acquisition of Petco Holdings, Inc. in 2016.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

Increase Engagement and Monetization Across All Channels and Offerings, page 8

4.	Please revise your chart indexing the average spend by customers to add explanatory quantifying disclosure.

We advise the Staff that the Company has replaced “average spend” with “relative spend” in the title to the chart to make it clearer that the Company is comparing the spending of customers on a relative basis across the Company’s multiple sales channels. Also, page 9 of Submission No. 2 has been revised to add explanatory disclosure in the bullet that immediately precedes the chart to further explain the chart.

The loss of any of our key merchandise vendors, page 21

5.

With a view towards disclosure, please tell us whether the inability of vendors to supply goods and products to you has had a material effect on your business, including your premium brands, and whether you materially rely on any of the affected vendors.

We advise the Staff that the Company has not experienced any merchandise vendor supply disruptions or material vendor noncompliance or nonconformance, other than temporary supply chain challenges related to COVID-19, none of which had a material effect on the Company’s sales. Moreover, since the Company has over 200 vendors of consequence, and no single vendor makes up more than 5% of the Company’s overall merchandise sales, the Company does not materially rely on any vendor. We further advise the Staff that Submission No. 2 has been revised beginning on page 22 to disclose the forgoing information.

If we are required to restructure our operations to comply with regulations, page 31

6.

Please expand your risk factor to provide additional clarity as to how regulations related to the transportation and sale of small animals might materially affect your business. We note, in particular, that the extent of your involvement in and dependence on the sale of small animals is unclear. Please advise.

We advise the Staff that, because regulations related to the transportation and sale of small animals are not material to the Company and do not have a meaningful impact on the Company’s business, Submission No. 2 has been revised to remove this risk factor.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

Our substantial indebtedness could adversely affect our cash flows, page 39

7.	Please revise to also disclose the amount of available credit upon closing of this offering.

We advise the Staff that Submission No. 2 has been revised on page 40 to clarify that the availability on the Company’s revolving credit facility is expected to remain unchanged, subject to normal working capital requirements and borrowing base adjustments, upon closing of this offering.

Recapitalization and Corporate Conversion, page 55

8.

Please substantially revise to provide a more detailed discussion of the corporate conversion here and in the summary, including the timing and individual steps of the conversion, the manner in which you will determine the number of shares of Class A, Class B-1, and Class B-2 to be issued, and the basis upon which such shares will be apportioned. In addition, explain in greater detail the transfer of equity from Scooby LP to a newly formed and wholly owned subsidiary, as described on page 12, and whether this transfer is a necessary step of the corporate conversion, reorganization, or otherwise.

We advise the Staff that because the steps necessary to effect the corporate conversion remain under review, the Company undertakes to provide a more detailed discussion in the next submission.

Selected Historical Consolidated Financial Data

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin, page 63

9.

You account for your Mexico joint venture as an equity method investment. In arriving at the non-GAAP measure “adjusted EBITDA” you exclude income/loss from equity method investees, which presumably includes your share of the Mexico joint venture. However, you also adjust for 50% of the Mexico joint venture’s EBITDA in computing your adjusted EBITDA. Please tell us why it is appropriate to adjust for the Mexico joint venture’s EBITDA in excess of your equity method share of the joint venture. Refer to Question 100.04 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” for guidance.

We advise the Staff that Submission No. 2 has been revised to clarify the basis for this adjustment. The Company has reviewed Question 100.04 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” and believes that the adjustments comply with the applicable guidance.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

10.

You disclose you believe it is useful to include your portion of the results of the Mexico joint venture in computing your adjusted EBITDA as it best reflects the actual performance of your overall business. Please explain to us the basis for your belief. Additionally, explain to us why it is appropriate to include the results of the Mexico joint venture but not those of your other equity method investments.

As noted above, Submission No. 2 has been revised to disclose additional information regarding the Company’s basis for this adjustment. The Company’s Mexico joint venture involves the operation of over 100 Petco branded pet care centers and a Petco Mexico website that together offer products, services, and a customer brand experience comparable with its U.S. operations. The Company views the Mexico joint venture as an expansion of its total Petco business internationally. Petco nominees represent 50% of the board of directors, and the Company has advised us that it is highly engaged in management of the joint venture’s operating strategy and capital deployment, and that those strategies and capital deployment plans are similar to those of its domestic operations. Accordingly, the Company has advised us that management uses Adjusted EBITDA, including the Mexico joint venture EBITDA, to assess the performance of its total Petco business. The Company’s other equity method investment is a significantly smaller scale, 45% joint venture with a domestic partner to supply and fulfill pet prescription medications that represents under 5% of total sales on Petco.com, and the results of this investment are not used to assess the performance of the Petco business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

11.

We note several instances in which two or more factors are cited as a cause of a variance in financial statement items, like net sales and net cash provided by operating activities. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each. Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

We advise the Staff that Submission No. 2 has been revised beginning on page 67 to provide more detail on factors causing a variance in financial statement items in line with Section 501.04 of the Staff’s affecting Codification of Financial Reporting Releases.

Quantitative and Qualitative Disclosures about Market Risk, page 82

12.	Please explain to us how your disclosure complies with the requirements of Item 305 of Regulation S-K and whether more fulsome disclosure is appropriate.

We advise the Staff that Submission No. 2 has been revised on page 88 to include additional disclosure related to market risks in response to the Staff’s comment.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

Our Transformation, page 86

13.

We note that your prospectus highlights the operational changes in your business over the course of the last three years. Please revise here, and elsewhere, to describe in greater detail the specific steps (including acquisitions) that were taken and the costs to you. Please also revise to balance your disclosure. In this regard we note that your discussion in the prospectus (e.g., pages 86-88) frequently emphasizes sales growth without a corresponding discussion of associated cost or loss metrics.

We advise the Staff that Submission No. 2 has been revised on pages 4 and 74 to describe in greater detail the costs incurred as a result of the Company’s transformation efforts in order to balance the disclosure.

Executive Compensation, page 113

14.

Please disclose the performance metrics established for the annual cash incentive program for Fiscal 2019, the threshold, target and maximum goals for each metric, and the actual results achieved for each metric.

We acknowledge the comment and have included additional disclosure in Submission No. 2 to specify the threshold, target and maximum goals set at the beginning of the year. Additionally, in Submission No. 2, we have revised the Summary Compensation Table to move the payments under the annual cash incentive program for Fiscal 2019 from the “Non-Equity Incentive Plan” column to the “Bonus” column in recognition that the ultimate payouts under the bonus plan were not based on the performance goals established by the Compensation Committee at the beginning of Fiscal 2019 and, instead, were based on the Compensation Committee’s subjective and discretionary view of Company performance as a whole and individual performance of each named executive officer, in each case, as permitted under the terms of the bonus plan. As a result of this discretionary approach to the bonus payouts for fiscal 2019, disclosure of the actual results achieved for the performance metrics that were set at the beginning of the year, but that were ultimately not used in the determination of the payout percentage, would fail to result in meaningful disclosure to our investors and could, in fact, be misleading in light of the discretion exercised in determining the bonus payouts. We further advise the Staff that Submission No. 2 has been revised beginning on page 122 for additional details and revised disclosure.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

General

15.

You state that you obtained the industry data, estimates, market research, and other information from reports, studies and similar data prepared by third party sources, government data and similar sources. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

We advise the Staff that the Company did not commission any third-party research for use in connection with this offering. As a result, we respectfully submit that no consent is required to be filed as an exhibit to the Registration Statement.

16.

Please revise throughout to describe the material terms of your agreements with the various partners you rely upon to deliver services to your customers. In this regard, please describe your agreements with suppliers, physicians, and distributors. To the extent that these agreements are not individually material, please summarize the material terms of your standard agreements, including payment, term and termination provisions. If material, please file the agreements as exhibits to this registration statement.

Submission No. 2 has been revised on page 107 to summarize the material terms of the Company’s standard agreements with suppliers, including payment, term and termination provisions, and to disclose the nature of its contractual arrangements with veterinarians. The Company has advised us that no single agreement with suppliers or veterinary service provider is material. Further, the Company has advised us that it does not obtain significant supplies through distributors.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

17.	In appropriate places in your filing, including the Summary, Risks Factors and Description of Capital Stock sections, please address:

•	the extent to which the holders of each class of stock will be limited in their ability to influence corporate matters due to your multi-class structure;

•	whether there is a limit to the number or timing of conversions that a stockholder may make between classes of common stock;

•	whether converted stock may subsequently be converted back to its original class(es);

•	whether ownership of Class B-1 and B-2 shares may separated and, if so, the mechanics and consequences of such separation to the individual stockholder and to all classes of stockholders;

•	the extent to which your multi-class structure may have a dilutive effect on the influence of Class A holders on corporate matters; and

•	why voting rights that typically attach to a single share of common stock are divided between Class B-1 and Class B-2 common stock.

We advise the Staff that:

•

CPP Investments is subject to certain regulations under the Canada Pension Plan Investment Board Act that restrict CPP Investments from directly or indirectly investing in securities of a corporation that carries more than 30% of the votes that may be cast for the election of directors of the corporation (the “30% Rule”). In order to ensure CPP Investments’ compliance with the 30% Rule, our class B common stock is subdivided into Class B-1 common stock (which does not carry the right to vote on the election or removal of our directors) and Class B-2 common stock (which carries the right to vote on the election or removal of our directors);

•

because the Company’s sponsors will beneficially own all outstanding shares of Class B-1 common stock and Class B-2 common stock, we do not view the limitations of the ability of the holders of Class B-1 common stock and Class B-2 common stock to influence corporate matters through the subdivided voting rights to be sufficiently material to investors in the Class A common stock to necessitate further disclosure other than as already set forth in “Description of Capital Stock”;

•

the Company does not anticipate that its multi-class structure will have a dilutive effect on the holders of Class A common stock because, among other things, only the Class B-1 common stock carries economic rights equal to those of the Class A common stock and the Class B-2 common stock only carries nominal economic rights. Further, the Class B-1 and Class B-2 stockholders are agreeing to subdivide their voting power across their shares such that each share of Class B-1 common stock and Class B-2 common stock on an individual basis has fewer voting rights than a share of Class A common stock. Moreover, the Company does not intend to issue any additional shares of Class B-1 common stock or Class B-2 common stock except to the extent the Company’s sponsors elect to exercise their conversion rights;

•

we previously disclosed in the prior submission on pages 150 and 151 that there is no limit to timing of conversions that a stockholder may make between classes of common stock and have revised Submission No. 2 on pages 150 and 151 to disclose that there is no limit to the number of conversions. The Company does not believe that the conversion rights are sufficiently material to investors in the Class A common stock to necessitate any further disclosures in Submission No 2;

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

•

as described further in “Description of Capital Stock,” each of the Company’s sponsors may subsequently convert its shares back to the original class so long as such sponsors continue to hold one or more shares of Class B-1 common stock or Class B-2 common stock. However, the Company does not believe the conversion rights to be sufficiently material to investors in the Class A common stock to necessitate any further disclosures of in Submission No 2 as to whether converted stock may subsequently be converted back to its original class(es); and

•

the Company does not believe the rights of Class B-1 common stock and Class B-2 common stock, other than already disclosed, to be sufficiently material to investors in the Class A common stock to necessitate any further disclosures in Submission No 2, including as to whether ownership of Class B-1 and B-2 shares may be separated.

* * * *

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Registration Statement being submitted with this letter. The Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Commission’s Freedom of Information Act Office.

Please direct all notices and communications with respect to this confidential submission to the following:

Gibson, Dunn & Crutcher LLP

Attention: Andrew L. Fabens

200 Park Avenue

New York, NY 10166-0193

Telephone: (212) 351-4034

Facsimile: (212) 351-5237

afabens@gibsondunn.com

Should you have any questions on this confidential submission, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. § 200.83

November 3, 2020

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:	Ilene Eskenazi, General Counsel of PET Acquisition LLC

John Faulkner, Partner of Ernst & Young

Christine Baumann, Partner of Ernst & Young